UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                        (Amendment No. 8)

                VIDEO LOTTERY TECHNOLOGIES, INC.
                --------------------------------
                        (Name of Issuer)

                  Common Stock, $.01 par value
                  -----------------------------
                 (Title of Class of Securities)

                            92656M10
                            ---------
                         (CUSIP Number)

                          William Spier
                      101 East 52nd Street
                           11th Floor
                    New York, New York 10022
                               (212) 759-3287
            ----------------------------------------
             (Name, Address and Telephone Number of
              Person Authorized to Receive Notices
                       and Communications)

                       - with a copy to -

                      Peter S. Golden, Esq.
            Fried, Frank, Harris, Shriver & Jacobson
                       One New York Plaza
                    New York, New York 10004
                         (212) 820-8000

                        November 14, 1996
              (Dates of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

         This Amendment No. 8 amends and supplements the statement on Schedule 13D filed by William Spier on October 30, 1992 and, as a result of an amendment thereto, by Video Investment Partners, L.P., Asgard Ltd., Parkway M&A Capital Corporation, Alpine Associates, Ltd., Gabriel Capital, L.P., LBN Investment Associates, L.P., and Homer Noble (the "Schedule 13D") with respect to Common Stock, par value $.01 per share (the "Shares"), of Video Lottery Technologies, Inc., a Delaware corporation (the "Company").

         Unless otherwise defined, all capitalized terms used herein shall have the meaning given such terms in the
Schedule 13D.

         Item 4 of the Schedule 13D is hereby amended to add the following information.

Item 4.  Purpose of Transaction
-------  ----------------------

         William Spier has delivered a letter to the Board of Directors proposing an acquisition of the Company by an investor group Mr. Spier is forming. (The composition of the investor group has not been determined. It may include certain of the other parties to this Schedule 13D.) The proposal contemplates the payment of $6 per Share in cash for all outstanding Shares and is subject to a number of conditions. A copy of the letter is attached as an exhibit hereto and is hereby incorporated herein by reference. There can be no assurance that any transaction will result from this proposal.

         Item 7 of the Schedule 13D is hereby amended to add the following information.

Item 7.  Material to be Filed as Exhibits.
-------  ---------------------------------

         Letter to Board of Directors of the Company dated
November 14, 1996.

                            Signature
                            ---------
         After reasonable inquiry and to the best of my

knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                               ALPINE ASSOCIATES, LTD.


/s/ William Spier              By:/s/ William Spier
--------------------              ---------------------
William Spier                     William Spier
                                  Pursuant to Power of Attorney


VIDEO INVESTMENT               GABRIEL CAPITAL, L.P.
 PARTNERS, L.P.

By:/s/ William Spier           By:/s/ William Spier
   ----------------               ---------------------
William Spier                     William Spier
Managing General Partner          Pursuant to Power of Attorney


ASGARD LTD.                    LBN INVESTMENT ASSOCIATES, L.P.


By:/s/ William Spier           By:/s/ William Spier
   ----------------               ---------------------
William Spier                     William Spier
Pursuant to Power                 Pursuant to Power of Attorney
 of Attorney

PARKWAY M&A CAPITAL            HOMER NOBLE
  CORPORATION


By:/s/ William Spier           By:/s/ William Spier
   ----------------               ---------------------
William Spier                     William Spier
Pursuant to Power                 Pursuant to Power of Attorney
 of Attorney


Date:  November 14, 1996

                                                          EXHIBIT
                                                          -------

                                                November 14, 1996

The Board of Directors
Video Lottery Technologies, Inc.
115 Perimeter Center Place
Suite 911
Atlanta, GA  30346

Gentlemen and Lady:

     After careful review of the challenges facing Video Lottery Technologies, Inc. ("VLT") and recognition that there are differing philosophies as to how best to meet these challenges, we have concluded that a sale of VLT is the course most likely to address the needs of VLT and its shareholders. Therefore, an investment group I am forming is pleased to offer to acquire VLT in a transaction in which all holders of the common stock would receive $6 per share in cash.

     In light of the uncertainties surrounding VLT's businesses and certain monetary claims asserted against VLT, we believe a cash price representing an approximately 90% premium over current stock market prices is full and fair. Indeed, we consider this price so attractive that, if VLT could obtain an equal or superior cash proposal for all outstanding shares, we, as one of the largest stockholders in VLT, would support that proposal. In that regard, our proposal permits VLT to actively "shop" itself for the period following our signing an agreement through December 31, 1996.

     The only material conditions to our transaction following negotiation of mutually acceptable agreements would be the receipt of any necessary regulatory and third party approvals, including state lottery and gaming authorities and racing associations, the receipt of the proceeds of financing, and customary conditions in transactions of this nature. I expect no difficulties relating to regulatory matters because I am already approved in all jurisdictions in which VLT and its subsidiaries operate. With respect to financing, we believe that we could finalize the necessary arrangements quickly with VLT's cooperation. Our proposal is not conditioned on a resolution of any claims against VLT by third parties, including EDS.

     We are prepared to move quickly to complete this transaction and are eager to negotiate in good faith to address any concerns you may have. We are confident all necessary documentation can be completed rapidly.

     Given the Company's situation, we believe that it is in everyone's interest to determine the Company's future quickly.
Therefore, we request that you respond to our proposal by November 25.

     As you know, we are required to make this letter public because we are a Schedule 13D filer.

     We look forward to hearing from you.

                                    Sincerely,



                                    /s/ William Spier
                                    -----------------
                                    William Spier